Exhibit 4.1

               Organized Under the Laws of the State of Maryland










-----                                                           ----







                            HERSHA HOSPITALITY TRUST
                                  Common Stock
                                 $.01 Par Value

                           SEE LEGEND ON REVERSE SIDE




              --------------------- SPECIMEN --------------------

       Hersha Hospitality Trust, a Maryland real estate investment trust, fully-paid and nonassessable






-------------------                                     -------------------



                                   ---------

                      IMPORTANT NOTICE
   The Trust will furnish to any shareholder, on request and without charge, a full statement of the information required by Section 8-203(d) of the Corporations and Associations Article of the Annotated Code of Maryland with respect to the designations and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption of the shares of each class of beneficial interest which the Trust has authority to issue and, if the Trust is authorized to issue any preferred or special class in series, (i) the differences in the relative rights and preferences between the shares of each series to the extent they have been set, and (ii) the authority of the Board of Trustees to set the relative rights and preferences of subsequent series. The foregoing summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Declaration of Trust of the Trust, a copy of which will be sent without charge to each shareholder who so requests. Such request must be made to the Secretary of the Trust at its principal office.

   The Common Shares represented by this certificate are subject to restrictions on transfer. Subject to certain further restrictions and except as provided in the Amended and Restated Declaration of Trust of the Trust, no Person may (i) Beneficially or Constructively Own Common Shares in excess of 9.9% of the number of outstanding Common Shares, (ii) Beneficially or Constructively own Preferred Shares of any class or series of Preferred Shares in excess of 9.9% of the
number  of  outstanding   Preferred  Shares  of  such  class  or  series,  (iii)
Beneficially Own Equity Shares that would result in the Equity Shares being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution), (iv) Beneficially Own Equity Shares that would result in the Trust being "closely held" under Section 856(h) of the Internal Revenue Code of 1986, as amended (the "Code"), or (v) Constructively Own Equity Shares that would cause the Trust to Constructively Own 10% or more of the ownership interests in a tenant of the Trust's real property, within the meaning of
Section 856(d)(2)(b) of the Code. Any Person who attempts to Beneficially or Constructively Own shares of Equity Shares in excess of the above limitations must immediately notify the Trust in writing. If the restrictions above are violated, the Equity Shares represented hereby will be transferred automatically to a Share Trust and shall be designated Shares-in-Trust to a trustee of a trust for the benefit of one or more charitable beneficiaries. In addition, upon the occurrence of certain events, attempted transfers in violation of the restrictions described above may be void ab initio. All capitalized terms in this legend have the meanings defined in the Trust's Amended and Restated Declaration of Trust, as the same may be further amended from time to time, a copy of which, including the restrictions on transfer, will be sent without charge to each shareholder who so requests. Such requests must be made to the Secretary of the Trust at its principal office or to the transfer agent.